Exhibit 99.1
Home Inns to Hold 2011 Annual General Meeting on September 15, 2011
Shanghai, August 5, 2011 — Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced that it will hold its 2011 annual general meeting of shareholders at Suite 2215, 22/F, Two Pacific Place, 88 Queensway Road, Hong Kong on September 15, 2011 at 10:00 a.m., local time. Holders of record of ordinary shares of the Company at the close of business on August 5, 2011 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.
The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the company’s website at http://english.homeinns.com. Home Inns has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2010, with the U.S. Securities and Exchange Commission. Home Inns’ Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov.
Shareholders may request a hard copy of the company’s annual report, free of charge, by contacting IR Department, Home Inns & Hotels Management Inc., No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China, telephone: +86 21 3401-9898, fax: +86 21 6483-5665, email: IR@homeinns.com.
About Home Inns
Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.
For investor and media inquiries, please contact:
Ethan Ruan
Home Inns & Hotels Management Inc.
Tel: +86-21-3401-9898*2004
Email: zjruan@homeinns.com
Cara O’Brien
FD Hong Kong
Tel: + 852-3716-9818
Email: cara.obrien@fd.com